# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Celcuity Inc., CIK 0001603454
CUSIP: 15102K100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100, Minneapolis, Minnesota (MN), 55446
Date of event which requires filing of this statement: 08/01/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,745,692; shared voting power 0; sole dispositive power 7,745,692; shared dispositive power 0; aggregate amount beneficially owned 7,745,692 (18.9% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,745,692; shared voting power 0; sole dispositive power 7,745,692; shared dispositive power 0; aggregate amount beneficially owned 7,745,692 (18.9% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,745,692; shared voting power 0; sole dispositive power 7,745,692; shared dispositive power 0; aggregate amount beneficially owned 7,745,692 (18.9% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 7,745,692; shared voting power 0; sole dispositive power 7,745,692; shared dispositive power 0; aggregate amount beneficially owned 7,745,692 (18.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Celcuity Inc.
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100, Minneapolis, Minnesota (MN), 55446
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: The Reporting Persons are Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons").
Residence or business address:
The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Present principal occupation or employment: The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons nor any of 667, L.P. ("667") and Baker Brothers Life Sciences, L.P. ("Life Sciences", and together with 667, the "Funds") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons nor any of the Funds has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 4 below is incorporated herein by reference.

The securities of Celcuity Inc. (the "Issuer") held by the Funds reported herein were purchased with working capital of the Funds in open market transactions, in a private placement transaction with the Issuer, and in transactions with underwriters. In October 2023, the Funds purchased an aggregate of 5,747,787 pre-funded warrants to purchase shares of common stock of the Issuer ("Common Stock") that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.001 per warrant with no expiration date, subject to beneficial ownership limitations described in Item 5 (the "2023 $0.001 Prefunded Warrants"). The 2023 $0.001 Prefunded Warrants were purchased in a private placement transaction with the Issuer for a purchase price of $8.699 per 2023 $0.001 Prefunded Warrant. In addition, the Funds purchased an aggregate of 400,000 pre-funded warrants to purchase shares of Common Stock that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.001 per warrant with no expiration date, subject to beneficial ownership limitations described in Item 5 (the "2025 $0.001 Prefunded Warrants", and together with the 2023 $0.001 Prefunded Warrants, the "Prefunded Warrants"). The 2025 $0.001 Prefunded Warrants were purchased in an underwritten public offering which closed on July 31, 2025, at a purchase price of $37.999 per 2025 $0.001 Prefunded Warrant. Further, the Funds purchased an aggregate of $30,750,000 principal amount of 2.75% Convertible Senior Notes due August 1, 2031 ("2.75% Convertible Notes"). The 2.75% Convertible Notes of the Issuer are convertible at any time at the option of the holder into 19.4932 shares of Common Stock per $1,000 principal amount of the 2.75% Convertible Notes, subject to beneficial ownership limitations described in Item 5. In connection with the closing of the Offering (as defined below), the Issuer has irrevocably elected to settle its conversions of the 2.75% Convertible Notes in shares of Common Stock. Additionally, the Funds purchased 322,500 shares of Common Stock in a May 2024 underwritten public offering for a purchase price of $15.50 per share of Common Stock. All other securities were purchased by the Funds in the open market. The aggregate purchase price of the securities of the Issuer directly held by the Funds reported herein was approximately $256,821,517.
The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 3, Item 5 and Item 6 below are incorporated herein by reference.

On July 30, 2025, the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Jefferies LLC, TD Securities (USA) LLC and Leerink Partners LLC (the "Underwriters"), related to the public offering (the "Offering") of 1,836,842 shares of Common Stock at a price to the public of $38.00 per share, 2025 $0.001 Prefunded Warrants to purchase 400,000 shares of Common Stock at a price to the public of $37.999 per warrant and $175 million principal amount of 2.75% Convertible Notes. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 335,526 shares of Common Stock to cover overallotments, if any (the "Underwriters Option"). The Offering for the Common Stock and 2025 $0.001 Prefunded Warrants closed on July 31, 2025. The Offering for the 2.75% Convertible Notes closed and the Underwriters Option was exercised on August 1, 2025.

Pursuant to the Offering, 667 and Life Sciences purchased 33,719 and 366,281 2025 $0.001 Prefunded Warrants, respectively, at the offering price of $37.999 per warrant, totaling 400,000 2025 $0.001 Prefunded Warrants in the aggregate and $2,592,000 principal amount and $28,158,000 principal amount of 2.75% Convertible Notes, respectively, at the Offering price of $1,000 per note totaling $30,750,000 of principal amount of 2.75% Convertible Notes. Each of 667 and Life Sciences purchased the 2025 $0.001 Prefunded Warrants and 2.75% Convertible Notes with their working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of Prefunded Warrants, conversion of 2.75% Convertible Notes or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosures in the Reporting Persons pages and in Item 4 are incorporated by reference herein.

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 38,914,208 shares of Common Stock outstanding as of June 30, 2025 plus 1,836,842 shares of Common Stock issued in the Offering as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission ("SEC") on July 31, 2025, plus 335,526 shares of Common stock issued as a result of the exercise of the Underwriters Option on August 1, 2025. Set forth in Exhibit 99.2 is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of Prefunded Warrants, subject to beneficial ownership limitations described below and the principal amount of 2.75% Convertible Notes. Exhibit 99.2 is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The direct holdings of the Funds are detailed in Exhibit 99.2, which is incorporated herein by reference.

The Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any person who are members of a Section 13(d) group with the holders or any of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no more than 4.99% of the outstanding Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. Due to the Maximum Percentage, the Funds cannot presently exercise any shares of the Prefunded Warrants.
The foregoing description of the 2023 $0.001 Prefunded Warrants is qualified in its entirety by reference to the full text of the Form of 2023 $0.001 Prefunded Warrant, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

The foregoing description of the 2025 $0.001 Prefunded Warrants is qualified in its entirety by reference to the full text of the Form of 2025 $0.001 Prefunded Warrant, which is incorporated by reference as Exhibit 99.5, and is incorporated herein by reference.

The 2.75% Convertible Notes are only convertible to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or any of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock (the "Beneficial Ownership Limitation"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. Due to the Beneficial Ownership Limitation, the Funds cannot presently convert any of the 2.75% Convertible Notes.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: (c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). The transactions in Common Stock shown in Exhibit 99.6 were effected by the Funds during the sixty days preceding the filing of this statement using their working capital. Exhibit 99.6 is incorporated herein by reference. All transactions in Common Stock were effected in the open market directly with a broker-dealer. Except as disclosed herein or in Item 4, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosures set forth in Item 3, Item 4 and Item 5 are hereby incorporated by reference into this Item 6.

Prefunded Warrants

The descriptions of the Prefunded Warrants contained herein are qualified in their entirety by reference to the full texts of the Prefunded Warrants. The Forms of Prefunded Warrants are incorporated by reference as Exhibits 99.3 and 99.5 and are incorporated herein by reference.

Registration Rights Agreement

On October 18, 2023, the Funds and certain other investors entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer, pursuant to which the Issuer agreed to register for resale the Common Stock then issued or issuable upon exercise of the 2023 $0.001 Prefunded Warrants and any other securities issued or issuable with respect to, in exchange for or in replacement of, the Common Stock then issued or issuable upon exercise of the 2023 $0.001 Prefunded Warrants (collectively, the "Registrable Securities") held by the Funds or the other investors party to the Registration Rights Agreement in accordance with the terms and conditions of the Registration Rights Agreement. Under the Registration Rights Agreement, the Company agreed to file a registration statement covering the resale by the Funds and other investors party to the Registration Rights Agreement of the Registrable Securities and to use commercially reasonable efforts to cause such registration statement to become effective and to keep such registration statement effective until such time as there are no longer Registrable Securities held by the Funds and other investors party to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4 hereto and which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
ExhibitDescription

99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2 Direct holdings of the Funds
99.3 Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on October 23, 2023).
99.4 Registration Rights Agreement, dated October 18, 2023, by and among the Issuer and the persons party thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on October 23, 2023).
99.5 Form of Pre-Funded Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on July 31, 2025).
99.6 Item 5(c) Transactions in the Common Stock of the Issuer by the Funds in the 60 days preceding the filing of this statement.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing / President By: Baker Bros. Advisors (GP) LLC, its general partner (08/01/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing / President (08/01/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (08/01/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (08/01/2025)